Exhibit 99.1

JinkoSolar’s Subsidiary, Jinko Solar Co., Ltd., Announces Certain Preliminary Unaudited Financial Results for Full Year 2025

SHANGRAO, China, Feb. 27, 2026 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the "Company") (NYSE: JKS), a global leader in clean energy technology, today announced that its majority-owned principal operating subsidiary, Jinko Solar Co., Ltd. ("Jiangxi Jinko"), published certain preliminary unaudited consolidated financial results as of and for the full year ended December 31, 2025 (the "Jiangxi Jinko Preliminary Unaudited Financial Results"), prepared in accordance with accounting principles generally accepted in the People's Republic of China (the “PRC GAAP”).

For full year 2025, (i) the preliminary unaudited revenues of Jiangxi Jinko were RMB65.49 billion, a decrease of 29.18% year-on-year, (ii) the preliminary unaudited net loss attributable to shareholders of Jiangxi Jinko was RMB6.79 billion, compared to net profit attributable to the shareholders of Jiangxi Jinko of RMB98.9 million in 2024, and (iii) the preliminary unaudited net loss attributable to shareholders of Jiangxi Jinko, excluding non-recurring gains and losses, was RMB7.64 billion. These results were primarily attributable to a decline in the profitability of Jiangxi Jinko's main business due to a fall in the selling prices of its photovoltaic products.

A summary of key financial data from the Jiangxi Jinko Preliminary Unaudited Financial Results is set forth below.

	As of December 31, 2025	As of December 31, 2024	Change
	(RMB)	(RMB)	( %)
	(unaudited)	(audited)
Total assets	119,158,905,900	121,109,877,900	(1.61)
Total equity attributable to parent company	25,461,709,900	32,309,559,900	(21.19)

	For the Full Year Ended December 31, 2025	For the Full Year Ended December 31, 2024	Change Compared to Full Year Ended December 31, 2024
	(RMB)	(RMB)	( %)
	(unaudited)	(audited)
Total operating revenue	65,491,917,400	92,471,327,200	(29.18)
Operating profit/(loss)	(9,105,563,400)	792,964,200	(1,248.29)
Loss before income taxes	(9,108,627,100)	(77,056,600)	N/A
Net profit/(loss) attributable to owners of parent company	(6,785,932,400)	98,927,600	(6,959.50)
Net loss attributable to owners of parent company, excluding non- recurring gains and losses	(7,643,186,700)	(932,295,600)	N/A
Weighted average return on equity (%)	(23.49)	0.30	Decreased by 23.79
Basic earnings/(loss) per share (RMB/share)	(0.68)	0.01	(6,900.00)

Jiangxi Jinko Preliminary Unaudited Financial Results are unaudited and are subject to change upon the completion of the audit process for full year 2025. Jiangxi Jinko Preliminary Unaudited Financial Results should not be viewed as a substitute for the full financial statements of Jiangxi Jinko prepared in accordance with PRC GAAP.

Jiangxi Jinko Preliminary Unaudited Financial Results differ from JinkoSolar's consolidated financial results (the "Consolidated Financials"), due to (i) the consolidation scope of the Jiangxi Jinko Preliminary Unaudited Financial Results differing from that of the Consolidated Financials as the former are prepared solely for Jiangxi Jinko, whereas the Consolidated Financials also include financial statements from JinkoSolar and its other subsidiaries, and (ii) differences in accounting standards and principles used to prepare the Jiangxi Jinko Preliminary Unaudited Financial Results and the Consolidated Financials. Specifically, the Jiangxi Jinko Preliminary Unaudited Financial Results are prepared in accordance with PRC GAAP, whereas the Consolidated Financials are prepared in accordance with accounting principles generally accepted in the United States. As such, investors in JinkoSolar should exercise caution when reviewing the Jiangxi Jinko Preliminary Unaudited Financial Results included in this press release and are advised not to base their investment decisions solely on such preliminary unaudited financial results.

JinkoSolar currently owns approximately 55.59% equity interest in Jiangxi Jinko.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2025.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell
Tel: +852 2117 0861
Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com